                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended


                             Minicentrales Dos S.A.
                       (Name of foreign utility company)


                               PP&L Global, Inc.
                 (Name of filing company, if filed on behalf of
                           a foreign utility company)
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Item 1:
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     The name and address of the entity claiming foreign utility company status is Minicentrales Dos S.A. ("MICDOS"), Claudio Calle 106, 28006 - Madrid, Spain. MICDOS is a corporation organized and existing under the laws of Spain. MICDOS is an independent power producer that operates nine hydroelectric power plants under concessions (either granted to MICDOS or acquired by it from third parties) in three different regions (which are Duero Basin, Ebro Basin and Tejus Basin) of Spain with the total installed capacity of 34.8MV and an annual average production of 129GW of electric energy. The concessions have been granted by the Government of Spain or one of its administrative agencies (Confederaciones Hidrogrficas del Duero y del Tajo) pursuant to the Spanish Electricity Law, and more specifically the Special Producers Regime, and give MICDOS the right to use the above facilities (which are public domain assets) to produce and sell electric energy. The concessions have maturities that range from 2017 to 2048.

     MICDOS is currently owned by Minicentrales, S.A. ("Minicentrales") and Midlands Power Europe Ltd. Both Minecentrales and Midlands Power Europe Ltd. agreed to sell ownership interests in MICDOS to Hidroiberica B.V. ("Hidroiberica"). As a result of these transactions, Hidroiberica and Mincentrales each will own a fifty percent interest in MICDOS. The following persons own five percent or more of the voting securities of Hidroiberica:

Person                        Amount   Type of Security
----------------------------  -------  ----------------

PMDC Europe B.V.                  50%  Common Equity

Hydrocontracting                  50%  Common Equity
Unternehmensbet Ges.m.b.H.

     In addition, PMDC Europe B.V. is wholly-owned by PMDC International N.V., which in turn is wholly-owned by PP&L Global, Inc. ("PPLG").

Item 2:
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          Each of PP&L, Inc. and Safe Harbor Water Power Corp. (collectively, the "PP&L Operating Companies) is a public utility company that is a subsidiary company of PP&L Resources, Inc. and an associate company of PPLG. No portion of the purchase price of MICDOS will be paid by the PP&L Operating Companies.

EXHIBIT A
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     The state certification required under section 33(a)(2) of the Public
Utility Holding Company Act of 1935, as amended, which was issued by the Pennsylvania Public Service Commission (which regulates the retail rates of PP&L, Inc.) has been previously filed with the Commission and is incorporated herein by reference.

     PPLG has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                         /s/ Michael D. Hornstein
                         ________________________________
                         Michael D. Hornstein, Esq.
                         Orrick, Herrington & Sutcliffe LLP
                         3050 K Street, N.W.
                         Washington, D.C. 20007
                         (202) 339-8400

                         Attorney for PP&L Global, Inc.

September 17, 1999

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